NO ACT

PE
11-22-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



13003699

Received

DEC 05 2013

Washington, DC 20549

December 5, 2013

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 12-5-13

Re: Dover Corporation
Incoming letter dated November 22, 2013

Dear Mr. Gerber:

This is in response to your letter dated November 22, 2013 concerning the shareholder proposal submitted to Dover by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

December 5, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dover Corporation
Incoming letter dated November 22, 2013

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Dover may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Dover to amend Dover's bylaws to permit shareholders holding at least 25% of Dover's outstanding common stock to call special meetings. You indicate that the proposal and the proposal sponsored by Dover directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Dover omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Gerber, Marc S <Marc.Gerber@skadden.com>
Sent: Friday, November 22, 2013 11:38 AM
To: shareholderproposals
Cc: Gerber, Marc S
Subject: Dover Corporation No-Action Request (Chevedden)
Attachments: Dover Corporation No-Action Request (Chevedden).pdf

Dear Sir or Madam:

On behalf of our client, Dover Corporation, please find the attached no-action request (and related exhibit thereto) with respect to a shareholder proposal submitted pursuant to Rule 14a-8 by John Chevedden for inclusion in the proxy materials to be distributed by the Company in connection with its 2014 annual meeting of shareholders.

Please contact the undersigned if you have any questions or need additional information. A copy of this request is being sent by email to Mr. Chevedden.

Very truly yours,

Marc S. Gerber
Partner
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W. | Washington | D.C. | 20005-2111
T: 202.371.7233 | F: 202.661.8280
marc.gerber@skadden.com

Skadden

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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November 22, 2013

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Dover Corporation – 2014 Annual Meeting
Omission of Shareholder Proposal of John Chevedden

Ladies and Gentlemen:

This letter is submitted on behalf of Dover Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and supporting statement (the "Proposal") from John Chevedden (the "Proponent") for inclusion in the proxy materials to be distributed by the Company in connection with its 2014 annual meeting of stockholders (the "2014 Proxy Materials"). A copy of the Proposal is attached hereto as Exhibit A. For the reasons stated below, the Company intends to omit the Proposal from the 2014 Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachment are being emailed to the staff of the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its attachment are being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proposal from the 2014 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Securities and Exchange Commission (the "Commission") or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the

Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company.

I. INTRODUCTION

The text of the resolution contained in the Proposal is copied below:

> *Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.*
>
> *This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.*

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2014 Annual Meeting of Stockholders (the "2014 Annual Meeting").[1]

---

[1] After receiving the Proposal on October 16, 2013 and confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), the Company sent a letter to the Proponent requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent had beneficially owned the requisite number of shares of the Company's stock continuously for at least one year as of the date of submission of the Proposal. On November 4, 2013, the Proponent sent the Company a letter from Fidelity Investments, dated November 4, 2013, verifying the Proponent's stock ownership.

II. ANALYSIS

The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(9) Because the Proposal Directly Conflicts With a Proposal to be Submitted by the Company at its 2014 Annual Meeting.

Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a proxy statement "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 34-40018, n. 27 (May 21, 1998). Rather, where a shareholder-sponsored proposal and a company-sponsored proposal both address the same issue, *e.g.*, the right to call special meetings, but include different recommendations or provide different terms, *e.g.*, an ownership threshold of 10% versus an ownership threshold of 25%, the two proposals would present alternative and conflicting decisions for shareholders and submitting both proposals to a shareholder vote could lead to inconsistent and ambiguous results.

The Company intends to submit a proposal (the "Company Proposal") to the Company's shareholders for approval at the 2014 Annual Meeting to amend the Company's By-laws to permit shareholders holding at least 25% of the Company's outstanding common stock to call special meetings. The Proposal addresses the same issue as the Company Proposal, but instead recommends that the right apply to shareholders holding 10% of the Company's outstanding common stock as opposed to 25%. As a result, the Proposal directly conflicts with the Company Proposal and submitting both the Proposal and the Company Proposal to shareholders would likely result in inconsistent and ambiguous results.

The Staff has consistently and recently granted no-action relief under Rule 14a-8(i)(9) where a shareholder-sponsored special meeting proposal contained an ownership threshold that differed from a company-sponsored special meeting proposal. *See, e.g., AmerisourceBergen Corp.* (Nov. 8, 2013) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal to allow shareholders owning 25% of the company's voting power to call a special meeting); *The Walt Disney Co.* (Nov. 6, 2013) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal to allow shareholders who have continuously held in the aggregate a net long position of at least 25% of the company's outstanding common stock for at least one year to call a special meeting); *United Continental Holdings, Inc.* (Feb. 14, 2013) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal to allow shareholders owning 25% of the company's voting power to call a special meeting); *The Western Union Co.* (Feb. 14, 2013) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal to allow shareholders owning 20% of the company's voting power to call a special meeting); *Advance Auto Parts, Inc.* (Feb. 8, 2013) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal to allow shareholders who held continuously, for at least one year, at least 25% of the outstanding common stock to call a special shareholder meeting); *Baxter International Inc.* (Jan. 11, 2013) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal to allow shareholders owning 25% of the company's outstanding common stock to call a special meeting); *Norfolk Southern Corp.* (Jan. 11, 2013) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal to allow shareholders owning 20% of the company's outstanding common stock to call a special meeting); *O'Reilly Automotive, Inc.* (Jan. 11, 2013) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal to allow shareholders owning 25% of the company's outstanding common stock to call a special meeting); *The Coca-Cola Co.* (Dec. 21, 2012) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal to allow shareholders having a net long position of 25% of the company's shares to call a special meeting). The facts in the present case are substantially identical to the facts in the foregoing no-action letters. Specifically, the Proposal seeks a bylaw amendment to permit shareholders holding at least 10% of the outstanding capital stock of the Company to call special meetings whereas the Company Proposal seeks a bylaw amendment to permit shareholders holding at least 25% of the Company's outstanding common stock to call special meetings.

Because of this conflict between the Company Proposal and the Proposal, inclusion of both proposals in the 2014 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved.

III. CONCLUSION

For the reasons stated above, the Company believes that the Proposal may be omitted from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(9). Accordingly, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the 2014 Proxy Materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,



Marc S. Gerber

Attachment

cc: John Chevedden

EXHIBIT A

Proposal and Supporting Statement

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16   ***FISMA & OMB Memorandum M-07-16***

Mr. Robert W. Cremin
Chairman of the Board
Dover Corporation (DOV)
3005 Highland Pkwy Ste 200
Downers Grove IL 60515
Phone: 630 541-1540
Fax: 630 743-2671

Dear Mr. Cremin,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,



John Chevedden

October 14, 2013
Date

FISMA & OMB Memorandum M-07-16

cc: Ivonne M. Cabrera <imc@dovercorp.com>
Corporate Secretary
Kathryn D. Ingraham <KIngraham@DoverCorp.COM>
Deputy General Counsel

[DOV: Rule 14a-8 Proposal, October 16, 2013]

4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company F for executive pay – $14 million for Robert Livingston. Plus Mr. Livingston's pension was excessive and he had the potential for an overly lucrative golden parachute. There was no clawback policy to recoup unearned executive pay based on fraud or error.

Directors Bernard Rethore, Richard Lochridge, Kristiane Graham, David Benson and Jean-Pierre Ergas each had 12 to 19 years long tenure – which is a negative factor in judging director independence. Bernard Rethore was negatively flagged due to his tenure at Amcast Industrial, which filed for bankruptcy and yet he was on our audit committee. Not one audit committee member had substantial industry knowledge. Dover had higher accounting and governance risk than 70% of companies and had higher shareholder class action litigation risk than 77% of all rated companies.

GMI said our board did not have formal responsibility for strategic oversight of our company's environmental practices. Our company had not adopted alternative energy practices that would lower its future environmental impact. Our company was not a UN Global Compact signatory. As a sign of shareholder interest in reform, Dover shareholders gave 77% support to a 2013 proposal to adopt a simple majority vote standard.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***